UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lexon Technologies Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

52977N307

(CUSIP Number)

Ka Ying Lam Hockworth Holdings Ltd. Suites 1-3 16th Floor Kinwick Centre 32 Hollywood Road, Hong Kong Hong Kong (852) 2815-9127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52977N307	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hockworth Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) :
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 800,000
			10	SHARED DISPOSITIVE POWER None
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00%
14
TYPE OF REPORTING PERSON IV

CUSIP No. 52977N307	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.001 par value per share (“Common Stock”), of  Lexon Technologies Inc., a Delaware corporation (the “Issuer” or the “Company”), with its principal executive offices located at 14830 Desman Road, La Mirada, CA 90638.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Hockworth Holdings Ltd.  Hockworth Holdings is a Hong Kong company having its business address at Suite 1-, 16th Floor, Kinwick Centre, 32 Hollywood Road,, Hong Kong.  Hockworth Holdings Ltd. is a Hong Kong corporation.  The principal business of this company is investment . Hockworth Holdings Ltd. will sometimes be referred to as the “Reporting Company” in this document.

(d) and (e)

To the best of Reporting Company’s ’ knowledge, any of their directors or executive officers during the past 5 years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, judicial decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Subscription Agreement with the Issuer, payment was in the form of a Promissory Note due on May 23, 2012.   The source of such funds will be working capital.  There will be no financing for this consideration.

Item 4.	Purpose of Transaction

The purpose of this transaction is investment.  The Reporting Company does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or the management of the  Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Isser; (f) any other material change of Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

(a) The Reporting Company owns 800,000 shares of Common Stock, or 8.00% of all issued and outstanding shares of Common Stock.  See Item 3. Source and Amount of Funds or Other Consideration.

(b) The Reporting Company has sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by the Reporting Company. See Item 3. Source and Amount of Funds or Other Consideration.

(c) Other than the transactions reported herein, the Reporting Company has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Company has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

CUSIP No. 52977N307	Page 4 of 5 Pages

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer Not applicable.

Item 7.	Material to Be Filed as Exhibits

None

CUSIP No. 52977N307	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011	By:	Hockworth Holdings Ltd. /s/ Ka Ying Lam
Ka Ying Lam Director